[Latham & Watkins LLP Letterhead]

October 14, 2005

VIA EDGAR AND VIA HAND DELIVERY

Donald C. Hunt, Esq.
Attorney-Advisor
Office of Electronics and Machinery
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-6010

  Re:
  New Athletics, Inc.
  Amendment No. 3 to Registration Statement on Form S-4
  Filed October 14, 2005
  File No. 333-126098

Dear Mr. Hunt:

On behalf of New Athletics, Inc. ("New Athletics" or "Newco") and in response to the letter from Russell Mancuso, Branch Chief, dated October 7, 2005 (the "Comment Letter") and addressed to Mr. Jerauld J. Cutini, Chief Executive Officer of Newco, enclosed herewith is Amendment No. 3 to Newco's Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the "SEC") on June 24, 2005, as amended by Amendment No. 1 to Newco's Registration Statement on Form S-4 filed with the SEC on August 26, 2005 and as further amended by Amendment No. 2 to Newco's Registration Statement on Form S-4 filed with the SEC on September 28, 2005 (collectively, the "Registration Statement"). We will separately deliver to you four copies of Amendment No. 3 to the Registration Statement, marked to show changes made in response to the Comment Letter.

For ease of review, we have set forth the numbered comments of the Comment Letter and Newco's responses thereto.

Fee Table

1.
We note that you have removed the options from the fee table and have orally advised our Office of Mergers and Acquisitions that you are complying with the applicable tender offer rules in connection with the consent of the option holders. Please tell us the steps you will take to comply with those rules and when you will take those steps.

  Response:    Newco advises the Staff that Trikon intends to comply with Rule 13e-4 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), with regard to the solicitation of consents from the holders of options granted under the Trikon (United Kingdom Companies) Share Option Scheme to the assumption of their options by Newco in connection with the merger transaction. Newco further advises the Staff that Trikon will file with the SEC a Schedule TO with regard to the solicitation of such consents.

Prospectus

2.
Regarding your response to comment 1:

•
Please state on the cover page briefly, directly and prominently that shareholders will not know at the time of the vote the number of shares that they will receive.

•
If the historic market price per share indicates that it is reasonably likely that you will adjust the exchange ratios, please provide a table in the appropriate place in your document to show the exchange ratios based on a reasonable range of potential market prices.

  •
  Please revise your disclosure on page 6 to clarify how the board will determine the price per share of Trikon stock "at the effective time of the merger transaction."

  Response:

  •
  Newco has revised the disclosure on the cover page in response to the first bullet point of the Staff's comment.

  •
  Newco has revised the disclosure on page 7 in the response to the second bullet point of the Staff's comment.

  •
  Newco has revised the disclosure on page 6 in the response to the third bullet point of the Staff's comment.

Questions and Answers About the Merger Transaction, page 1

3.
We note your response to comment 2. Please revise your disclosure here to quantify the expected benefits to Trikon's and Aviza's executive officers. We note, for example, the apparent increase in executive compensation reflected in the employment agreements referenced on page 129.

  Response:    Newco has revised the disclosure on pages 6, 130, 149 and 150 in response to the Staff's comments.

How will Trikon and Aviza warrants and stock options … page 3

4.
We note your response to comment 5. If the accelerated options have no value, tell us the reason for accelerating the options.

  Response:    As disclosed on page 107, the Trikon board of directors made the decision to accelerate the vesting of options with exercise prices at or below $6.00 per share of Messrs. Dobson, Wheeler and Macneil on February 9, 2005 at a board meeting. At the time of the decision, the Trikon board of directors believed that the acceleration could be of value to Messrs. Dobson, Wheeler and Macneil to the extent that the future trading price of Trikon common stock exceeded the exercise price of their respective options. Newco has revised the disclosure on page 131 to discuss further the reasons behind the Trikon board of director's decision to accelerate the options.

What vote was required by Aviza, page 5

5.
If shareholder action is not required, please tell us why the shares to be issued to Aviza shareholders are included in this registration statement. It is unclear what public offer or sale to the Aviza shareholders has yet to occur. Note that it is inconsistent with Section 5 of the Securities Act to complete an unregistered transaction through a registration statement.

  Response:    In response to the Staff's comment, Newco has removed from the Registration Statement the shares of Newco common stock that will be issued in the merger transaction among Newco, Trikon and Aviza (the "Transaction") to the affiliates of VantagePoint Venture Partners ("VPVP") that adopted the merger agreement on March 14, 2005 by written consent pursuant to the statutory provisions of the Delaware General Corporation Law (the "DGCL"). Newco, Trikon and VPVP intend to enter into a Second Amended and Restated Stockholder Agreement, pursuant to which Newco will agree to register these shares of Newco common stock with the SEC on a resale shelf registration statement upon VPVP's written request.

  Because Aviza submitted the merger agreement to affiliates of VPVP for adoption and approval pursuant to the DGCL, the Transaction is a transaction described in paragraph (a)(2) of Rule 145, and thus Newco respectfully submits that the shares of Newco common stock that will be issued in the Transaction to the rest of Aviza's stockholders are properly registered on the Registration Statement.

Each of Trikon and Aviza, page 26

6.
Please expand your response to comment 9 to analyze (1) when Newco will be eligible to use Form S-3, and (2) why Newco could not be deemed a successor to both Trikon and Aviza for purposes of Rule 12g-3.

  Response:

  (1)
  As explained in greater detail in Newco's response to the Staff's prior comment 9, because Aviza is Newco's predecessor in the Transaction, Newco will not succeed to Trikon's Exchange Act reporting status pursuant to Rule 12g-3. As a result, Newco will not be eligible to use Form S-3 until Newco has a class of securities registered pursuant to Section 12(g) of the Exchange Act and has been subject to the requirements of Section 12 of the Exchange Act and has filed all the material required to be filed pursuant to Section 13, 14 or 15(d) of the Exchange Act for a period of at least 12 months. Newco thus will not be eligible to use Form S-3 until at least the 12-month anniversary of the closing date of the Transaction.

  (2)
  Newco respectfully submits that Newco will not be deemed to be the successor to both Trikon and Aviza for purposes of Rule 12g-3 for two reasons. First, Newco submits that Rule 12g-3 is inapplicable to the Transaction because Newco will not be issuing to the former stockholders of Trikon, a publicly held company, "securities of an issuer that are not already registered pursuant to Section 12 of the Act." Rather, the Newco common stock issued to the former holders of Trikon common stock will already have been registered under Section 12(g) of the Exchange Act in connection with the issuance of Newco common stock to the former holders of Aviza common stock pursuant to the Registration Statement. Second, Newco submits that successor status does not apply in the present circumstances in light of the fact that Aviza, rather than Trikon, is clearly the predecessor of Newco. Newco submits that this determination is supported by the following facts, based in part on the most recent balance sheets and financial statements of Aviza and Trikon:

  •
  Aviza's Chief Executive Officer and Chief Financial Officer will become the Chief Executive Officer and Chief Financial Officer of Newco.

  •
  Aviza's total assets are almost twice the size of Trikon's.

  •
  Aviza generates more than twice as much revenue as Trikon.

  •
  Aviza's net loss is approximately 43% larger than Trikon's.

  •
  Aviza's stockholders will hold approximately 58% of Newco's outstanding common stock following the completion of the Transaction.

  •
  VPVP, Aviza's majority stockholder, will hold more than 50% of Newco's outstanding common stock following the completion of the Transaction.

  •
  Under applicable Delaware case law, there will be no change in control of Aviza as a result of the Transaction because VPVP will hold more than 50% of Newco's common stock following the completion of the Transaction.

  Accordingly, while Newco agrees that there could be situations where a "butterfly" merger of two approximately equally sized companies could involve a company being the successor to two companies for purposes of Rule 12g-3, that result would not apply to the Transaction. If Rule 12g-3 were to apply to all butterfly transactions in which one acquired company was publicly held, it would result in the anomalous situation where, for example, Rule 12g-3 applied despite the fact that the former stockholders of the publicly held company involved in the butterfly transaction held less than 1% of the acquiror's common stock following the completion of the Transaction. Newco respectfully submits that Rule 12g-3 was primarily intended to deal with shell holding company transactions and not to result in application to the Transaction, where Newco's predecessor is clearly Aviza rather than Trikon.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Trikon page 32

Comparison of the Three and Six Months, page 34

7.
Please tell us how Trikon can have higher "absorption" of fixed manufacturing costs when product sales have decreased, and revise your disclosure as necessary.

  Response:    Newco respectfully advises the Staff that during the three- and six-month periods ended June 30, 2005, although revenues were lower than the corresponding periods in 2004, Trikon's manufacturing facility continued to work at normal capacity and manufactured products for inventory and demonstration purposes. During the same period in 2004, the manufacturing facility was working at slightly below normal capacity and hence unabsorbed fixed manufacturing costs were recognized as cost of sales during this period.

  Newco has revised the disclosure on page 36 in response to the Staff's comment.

Amendment and Waiver, page 144

8.
We reissue comment 30. The last sentence of second paragraph continues to state that you will not resolicit if you receive the identified waivers, and it remains unclear how all such waivers would be immaterial.

  Response:    In response to the Staff's comment, Newco has deleted the last sentence of the third paragraph of the "Amendment and Waiver" section on page 146 and supplementally advises the Staff that Trikon will resolicit proxies from its stockholders if a material change is made to the merger agreement or a material condition to the Transaction is waived, which is disclosed in the second paragraph of the "Amendment and Waiver" section on page 146.

Annex E

Section 6.    Registration Procedures and Expenses, page E-6

9.
We see from disclosures in Section 6.2 herein that if you fail to register shares underlying certain warrants, you will have to make a "liquidated damages payment." Please clarify for us whether the warrants referenced in this Section are currently outstanding or whether they relate to pending post-merger warrant issuances. If any warrants that are subject to "liquidated damages payment" are outstanding at any balance sheet date presented in Aviza's or Trikon's historical financial statements, tell us how you have classified and accounted for the warrants and the associated registration rights/liquidated damage provisions and why you believe your accounting and disclosures therefore are appropriate. Please cite the authoritative accounting literature that supports your conclusions. If the warrants referenced in Section 6 are not yet issued, confirm your future accounting and disclosures for them will comply, as applicable, with SFAS 129, EITF 00-19 and EITF F 05-04. We may have further comments after reviewing your response.

  Response:    Newco advises the Staff that the warrants referenced in Section 6 are pending post-merger warrants. When the warrants are issued, EITF 00-19 and EITF 05-04 will be followed, as applicable, in accounting for them.

Exhibits

10.
Please file complete exhibits. We note, for example, that you appear to have omitted the second line in the table on page 8 of exhibit 99.11.

  Response:    Newco has re-filed the license agreement as Exhibit 99.12 to the Registration Statement to include the omitted information in response to the Staff's comment.

11.
Please file the license agreement between Aviza and Trikon discussed in prior comment 16.

  Response:    Newco respectfully advises the Staff that the license agreement between Aviza and Trikon discussed in prior comment 16 is that certain Joint Development Agreement by and between Trikon Technologies, Inc. and Aviza Technology, Inc. made and entered into as of March 14, 2005, which has already been filed as Exhibit 10.1 to Trikon's Quarterly Report on Form 10-Q filed with the SEC on June 1, 2005. In response the Staff's comment, Newco has incorporated this license agreement by reference as Exhibit 99.13 to the Registration Statement.

12.
Please file Hultquist's consent to the summary of its report and to being named in the prospectus.

  Response:    Newco has filed Hultquist's consent as Exhibit 99.2 to the Registration Statement in response the Staff's comment.

Exhibit 99.7

13.
Please tell us why the proposals appear twice in exhibit 99.7.

  Response:    Newco advises the Staff that the form of proxy card previously filed as Exhibit 99.7 provides two different backs of the proxy card; one back provides for telephone and internet instructions that is intended for stockholders of record; the other back does not provide telephone and internet instructions and is intended for brokers. Newco has separately filed the two proxy cards as Exhibit 99.8 and 99.8.1 to clarify this in response to the Staff's comment.

********************

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (415) 395-8277 or Errol Hunter at (415) 395-8067 with any questions or comments regarding this correspondence.

Very truly yours,
/s/ ANDREW S. WILLIAMSON Andrew S. Williamson of LATHAM & WATKINS LLP

Enclosures.

cc:
Jerauld J. Cutini, Aviza Technology, Inc.
Patrick C. O'Connor, Aviza Technology, Inc.
John Macneil, Trikon Technologies, Inc.
Christopher L. Kaufman, Latham & Watkins LLP
Steven V. Bernard, Wilson Sonsini Goodrich & Rosati, Professional Corporation